Annual Report

Cover Page

Name of issuer:

Calm Company Fund LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 11/29/2018

Physical address of issuer:

382 NE 191st Street
#52077
Miami FL 33179

Website of issuer:

https://calmfund.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,568,151.00	$173,861.00
Cash & Cash Equivalents:	$1,438,380.00	$143,291.00
Accounts Receivable:	$7,662.00	$9,476.00
Short-term Debt:	$58,726.00	$87,178.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$886,250.00	$418,298.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$102,574.00	$85,679.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Calm Company Fund LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Tyler Tringas	Founder & General Partner	Calm Company Fund LLC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Matthew Goldstein	Head of Finance & Operations	2020

Tyler Tringas	CEO	2018
Tyler Tringas	Founder	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Tyler Tringas	18503342.0 Class A Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have a limited operating history, and the Company is still in an early phase of operations and growth. There is no guarantee that we will achieve our stated goals or operate profitably. Our business faces all risks, costs, complications, and difficulties typical of early-stage businesses.

The Company's success is dependent upon the skill and ability of our Founder and General Partner (the "Manager" as defined in the attached Operating Agreement), Tyler Tringas, and a small management team to execute upon our stated goals. All team members are considered at-will employees and there can be no assurance that they will continue to be employed for any particular period of time, or that their activities with the Company will be successful. The loss of the Manager or other employees could harm the Company's business performance, financial condition, and cash flow.

The Company is subject to risks typically associated with early-stage investing. While early results are promising, the future success of the Funds we manage is dependent upon an unproven investment thesis in a highly competitive industry.

The Company's managed Funds invest with a venture capital strategy in early-stage companies with limited operating history, and depend on realizing returns from portfolio companies to generate fund returns. Portfolio Company financial results may vary substantially from period-to-period and there is no assurance of long-term growth or profits. Future valuations are therefore subject to volatility, and there may be limited or no potential for profitable liquidation of investments. Additionally, the securities of Portfolio Companies are not likely to have public markets, nor are there any assurances that public markets for such securities will develop.

The reputation of our company, and in particular of our Manager, is key to the success of our business and our ability to continue forming and growing new funds. We have found "building in public" to be a key component of our current success, but operating transparently also carries the potential for harmful or inaccurate publicity that could significantly damage our business and reputation in a highly competitive industry.

As a privately held company, the Company is not subject to the regulations and requirements of publicly-traded companies (e.g. the Sarbanes-Oxley Act of 2002, securities exchange listing standards, etc). As such, the Company may not have the same level of internal controls and reporting standards that one would expect of a publicly traded company and there may exist in the future significant deficiencies or material weaknesses in the Company's internal financial controls and reporting processes. The expense of implementing procedures that would be expected of a publicly-trade company could be substantially detrimental to the Company's business.

The Company works in a highly regulated industry, and is subject to wide ranging laws and regulations across federal, state, and local jurisdictions, such as SEC listing requirements, investment adviser registration requirements, limitations on the size of funds we manage, etc. While the Company and management team take all necessary and expected steps to satisfy the regulatory requirements, it is unknown how the regulatory environment may change in the future, and such regulations may have a detrimental impact to the business. The violation of any current or future regulations could result in the the Company being subject to litigation, punitive civil or criminal sanctions and/or fines, and even suspension of our ability to continue operating the current scope of our business.

The Company may face cybersecurity threats, attacks, or other incidents that could disrupt our operations and adversely affect our business. Our information technology infrastructure relies upon several proprietary and third-party systems that may themselves face malware, phishing attempts, or other malicious exploitative attacks that meaningfully impact their security and usability, which could have a significant negative impact on our business. Additionally, our business requires the collection of personally identifiable information of investors, portfolio companies and their founders, and employees. The protection and integrity of that information is critical, and subject to evolving governmental regulation both domestically and internationally. The security and privacy regulation both domestically and internationally. The security and privacy regulations imposed may require significant investment to comply with. A cyber attack on the internal and third-party systems which contain and maintain this personally identifiable information could cause disruption in our business and result in fines, claims, or legal proceedings against us.

The Company's business model is subject to changes and unforeseen events across the world, including economic, socio-political, public health, and other impactful shifts in the general market landscape. Global crises, such as the ongoing Coronavirus pandemic, and their wide-ranging impacts on communities may have significant impacts on the Company's business and its ability to continue raising investor capital for Calm Company Funds. Additionally, shifts in political, economic, and social policies and regulatory environments may have unforeseen impacts on the Company's operations and financial results. It is not possible to identify all potential market-based risks, and the above is not intended to imply risk is limited to the specific examples listed.

Calm Company Fund LLC ("Earnest Capital," the "Company," "we," "us," or "our") is a venture capital firm. It provides investment advisory services to the Calm Company Funds. The Calm Company Funds are exempt from registration under the Investment Company Act of 1940 (the "Investment Company Act") and their securities are not registered under the Securities Act of 1933, as amended (the "Securities Act").

The Company's Manager decides in its discretion when distributions are paid out from the LLC to its members. Investors will have little or no influence in when those distributions are made.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class CF	1,296,658	1,296,658	No
Class B	200,000	200,000	No
Class A	18,503,342	18,503,342	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	0

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2021	Other	Common stock	$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company's mission is to maximize the number of successful internet entrepreneurs in the world through capital, mentorship, and community. The Company's strategic plan for 2022 and beyond is to continue launching and managing private venture capital funds to invest in and support founders of calm, sustainable, internet-enabled businesses using our innovative Shared Earnings Agreement. The Company raised capital in 2021 via a Regulation CF crowdfund campaign to accelerate investment in the growth and development of its team, internal systems, and community products, as is reflected in the results of the 2021 Financial Statements in comparison to 2020.

Milestones

Calm Company Fund LLC was incorporated in the State of Delaware in November 2018.

Since then, we have:

- ⚡ Team has invested in 60+ profit-focused software startups across three funds since 2019
- 📈 >100% total portfolio value increase since launching Fund I in 2019
- 📄 Created novel, innovative, founder-aligned SEAL (shared earnings agreement) investment structure
- 💸 Several portfolio co's sharing profits already + 2 exits (Makerpad to Zapier; EnjoyHQ to UserZoom)
- 🔑 Created Trailhead initiative to make access to funding more equitable for founders

Historical Results of Operations

Our company was organized in November 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $886,250 compared to the year ended December 31, 2020, when the Company had revenues of $418,298. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,568,151, including $1,438,380 in cash. As of December 31, 2020, the Company had $173,861 in total assets, including $143,291 in cash.

- *Net Income.* The Company has had net income of $102,574 and net income of $85,679 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $58,726 for the fiscal year ended December 31, 2021 and $87,178 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with equity from a Regulation CF equity raise and related follow-on direct investment on equivalent terms. We currently have cash on hand of $1,339,606 as of March 2022 from the two aforementioned equity raises.

We may require additional capital in the future, and it is not reasonably possible to know at this time whether we will be able to access capital financing from investors or other capital sources.

Runway & Short/Mid Term Expenses

Calm Company Fund LLC cash in hand is $1,339,606, as of March 2022. Over the last three months, revenues have averaged $91,778/month, cost of goods sold has averaged $14,045/month, and operational expenses have averaged $98,995/month, for an average burn rate of $21,262 per month. Our intent is to be profitable in 18-24 months.

There have been no material changes or different trends in our finances or operations since the date that our financials cover. The trends reflected in 2021 still hold in early 2022.

We expect to see revenue and expenses in the next 3-6 months that are reasonably similar to the past three months, as we are already revenue generating and have made the investments into the team that we planned to make at the onset of the crowdfund equity raise.

We are currently running at a short-term quarterly loss due to the investment into the team and into our products. We raised the Regulation CF equity raise in order to facilitate this investment and provide runway. We expect to reach breakeven profitability within 18-24 months and believe we have sufficient runway with the existing funds raised to do so.

Our primary source of capital outside of funds raised is our management fee revenue from the Venture Funds that we manage. We intend to grow the size of the Funds we manage, which in turn increases our revenue, in order to cover the short-term burn rate that we currently have.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Tyler Tringas, certify that:

(1) the financial statements of Calm Company Fund LLC included in this Form are

true and complete in all material respects ; and

(2) the tax return information of Calm Company Fund LLC included in this Form reflects accurately the information reported on the tax return for Calm Company Fund LLC filed for the most recently completed fiscal year.

Tyler Tringas
Founder & General Partner

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of Investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://calmfund.com/cfinvestors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Matthew Goldstein
Tyler Tringas

Appendix E: Supporting Documents

Reg_CF_-_Calm_Company_Fund_Term_Sheet.pdf
Calm_Company_Fund_Amended_and_Restated_LLC_Agreement_6.16.21_-_Executed.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Calm Company Fund Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Matthew Goldstein

Tyler Tringas

Appendix E: Supporting Documents

Reg_CF_-_Calm_Company_Fund_Term_Sheet.pdf
Calm_Company_Fund_Amended_and_Restated_LLC_Agreement_6.16.21_-_Executed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Calm Company Fund LLC

By

Tyler Tringas

General Partner and Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Matthew Goldstein

Head of Finance
5/3/2022

Tyler Tringas

General Partner and Founder
3/22/2022

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

